

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

March 10, 2010

<u>Via U.S. Mail</u>

Graham Tuckwell
President and Chief Executive Officer
ETFS Securities USA LLC
48 Wall Street, 11th Floor
New York, NY 10005

>   **Re: ETFS Precious Metals Basket Trust**
>   **Registration Statement on Form S-1**
>   **Filed February 5, 2010**
>   **File Number 333-164769**

Dear Mr. Tuckwell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Your next amendment should contain a substantial amount of information that you currently omit. We will need sufficient time to review those additional disclosures and may have additional comments once you provide the appropriate

disclosures required by Form S-1. You will also expedite the review process by promptly filing all required exhibits with your next amendment, including the legality opinion.

2.   We note that the Initial Purchaser "intends to reoffer the Initial Baskets in conjunction with its activities as the Lead Market Maker." Based on such disclosure regarding the intent of the Initial Purchaser, it appears the initial purchaser is a statutory underwriter. Please revise accordingly.

3.   Throughout the filing, clarify whether the proportion of ounces of gold, silver, platinum and palladium will remain constant throughout the duration of the trust. If not, explain how those quantities will be determined.

4.   Please amend your filing and include the required financial statements and corresponding accountant's report, to comply with Item 11(c) of Form S-1. Additionally, please include all other disclosures required by Item 11 of Form S-1, if applicable.

5.   Please include all required consents of experts and counsel with your next amendment, in accordance with Item 601(b) of Regulation S-K.

6.   We note prior disclosure and correspondence regarding your ETFS Platinum Trust and ETFS Palladium registration statements where you state that you expect the greater than expected initial creation demand to moderate in the near future, you believe that the trust will not cause supply or demand disruptions in the global platinum and palladium markets, and that there will be a market neutral impact given that the shares can be a source of supply at then current prices through redemptions. However, we note an article entitled "ETFs Drive Platinum, Palladium" in the January 20, 2010 edition of The Wall Street Journal which suggests a more long term effect and cites specific price and demand changes. Given your recent platinum and palladium offerings, update the first two risk factors on page 8 and any related disclosure to address and quantify the potential impact of this offering, in addition to those already arising from prior trusts, on changes in platinum and palladium prices.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, the undersigned at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

Via Facsimile
Peter J. Shea, Esq.
(212) 894-5724